SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2018

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.       English translation of a letter dated June 1, 2018 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, June 1, 2018

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

Dear Sirs,

RE.: Information on lawsuit styled “Proconsumer c/Cablevisión S.A. s/sumarísimo” (Case file 4956/2015).

I write to you, as Attorney in Fact of Telecom Argentina S.A (“Telecom Argentina” or “the Company”), in order to inform you that the Company, in its capacity as successor company of Cablevisión S.A., has been notified of the lawsuit referred to in the subject line above, initiated by the “Asociación Protección Consumidores del Mercado Común del Sur – Proconsumer” (“Proconsumer”) before the National Court of First Instance on Federal Commercial Matters No. 17, Secretary No. 33.

The lawsuit filed by Proconsumer seeks, in summary, the “halting of invoicing sums of money related to the REVISTA MIRADAS charge or any other analogous charge, to clients of the Codified Cable and Air Television Services throughout the country” and the “reimbursement to clients of the Codified Cable and Air Television Services throughout the country, the amounts paid and charged on a monthly basis in Invoices or Account Statements under the line item REVISTA MIRADAS, plus the legal interests, from January 2008, up to and including the date the collection of the aforementioned charge is effectively halted.”

The aforementioned lawsuit is for an undetermined amount.

The defendant in this lawsuit is Cablevisión S.A., the claim was answered and we will defend its interests with respect to this legal action with the assistance of legal counsel. In the opinion of our legal counsel, it is unlikely that the claims set forth in the lawsuit will generate a significant adverse resolution for the Company.

Sincerely,

Telecom Argentina S.A.

         /s/ Andrea V. Cerdán

Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	June 1, 2018	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations